Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A Operating Results

The following discussion and analysis of our financial condition as of June 30, 2023 and results of operations for the six months ended June 30, 2023 and June 30, 2022 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on May 16, 2023 (the “2022 Form 20-F”). The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Introduction

In late 2022 we began to transition our business to build a comprehensive B2B e-commerce platform with a focus on assisting restaurant owners in selecting Asian food suppliers more efficiently with the ultimate goal of providing one-stop fulfillment services from food sourcing to last-mile delivery. We primarily sources consumables and fresh food items from wholesale distributors, reselling them to restaurants nationwide. We were incorporated in the British Virgin Islands in January 2010 as AnPac Bio-Medical Science Co., Ltd. and changed our name to Fresh2 Group Limited to reflect our current business.

Unless otherwise indicated or unless the context otherwise requires, references to “Fresh2,” “we,” “us,” “our company,” “the Company,” the “Group” and “our” refers to Fresh2 Group Limited, a British Virgin Islands company and its subsidiaries:

Recent Developments

Acquisitions

In October 2022 we incorporated a new subsidiary, Fresh2 Technology Inc. (“Fresh2”) to serve as the operating company for our B2B business. On February 1, 2023, we acquired GISN (HK) LIMITED (“GISN”), a technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises, from Mr. Haohan Xu, our then Co-CEO and Co-Chairman of the board of directors. This acquisition was a critical initiative for the Company in order to improve the efficiency of its e-commerce operations.

On February 8, 2023, we acquired Fresh 2 Ecommerce Inc, a Delaware corporation (“Fresh2 Ecommerce”), from Mr. Xu. Fresh2 Ecommerce is a business-to-business e-commerce platform focused on connecting Asian food suppliers and restaurants in the U.S. Fresh2 Ecommerce provides an online direct selling platform for food suppliers such as manufacturers, agents, importers, and wholesalers to restaurants and other retail customers.

On July 17, 2023, we purchased 51% of the common stock of Roxe Holding Inc. (“Roxe”), a development stage Delaware corporation with several New York based operating subsidiaries. Roxe, which has over than 100 independent contractors and employees, has used Blockchain technology to develop a peer-to-peer online payment program. The Roxe Instant Settlement Network (RISN) has been designed to enable financial institutions to provide cost efficient payments and near instant settlement. Roxe’s technology will enable multi asset payments and instant settlement in any supported currency. At present, Roxe has the ability to support transactions in over 100 countries and support more than 50 currencies and intends to allow users to accept payments in multiple assets. It has signed up 42 financial institutions and other organizations who intend to use Roxe’s technology. Roxe’s business is designed to support and interact with third party B2B e-commerce businesses to facilitate seamless payment transactions that take place on these platforms, enabling these businesses to achieve near real-time settlement. This interaction is intended to ensure quicker payment processing, reduced transaction fees, and enhanced cash flow for B2B transactions.

Roxe also intends to sign up e-commerce restaurants which could utilize Roxe’s payment technology for more efficient payment processing. Roxe intends to provide these businesses with the option of engaging Roxe to analyze their data points, such as menus, payment systems, and ingredient procurement and offer customized solutions.

On July 27, 2023, Roxe purchased SpeedIn Inc., which is focused on last mile deliveries, utilizing independent contractors, for a nominal price, from our CEO, Mr. Haohan Xu. Due to its disappointing performance, we sold SpeedIn back to Mr. Xu for the same nominal amount as paid.

We recently acquired a 19.64% interest in Nassau Enterprises LLC (“Nassau”). Nassau intends to develop, market and sell real estate in Savannah Lakes Village (the “SLV Project”) and to utilize an EB-5 program to finance the development of the SLV Project. This activity is expected to provide alternative financing for the Company’s growth.

Divestitures

In July, 2023, the Board approved the sale of its early cancer screening and detection business (the “CDA Business”), comprised of (i) AnPac Bio-Medical Technology (Lishui) Co., Ltd. (“AnPac Lishui”), a subsidiary based in Lishui, China, (ii) Anpac Technology USA CO., LTD. (“AnPac USA”), a subsidiary based in Pennsylvania and California, and (iii) Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.(“Changhe”), a subsidiary based in Yangzhou, China. Accordingly, on July 28, 2023, the Group entered into Share purchase agreements with New-Horizon Bio-Medical Science Co., Ltd. (“New-Horizon”), a Hong Kong company focused on bio-medical technology, under which the Group agreed to sell 100% of the shares of AnPac Lishui and AnPac USA, which had experienced significant financial losses in its operations and are not expected to achieve a breakeven point in the immediate future, to New-Horizon in consideration of nil and nil, respectively. In addition, on July 28, 2023, the Group entered into a share purchase agreement with Ningkasai Technology (Shanghai) Co., Ltd. (“Ningkasai”), a PRC high-tech company specialized in nanotechnologies for life science applications, under which the Group agreed to sell 100% of the shares of Changhe, to Ningkasai for no consideration. The closing is expected to take place in November 2023.

Going Concern Uncertainties

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying unaudited condensed consolidated financial statements for the six months ended June 30, 2023, we incurred net losses from continuing operations of approximately RMB43.5 million (US$6.0 million), net cash used in continuing operating activities of RMB43.7 million (US$6.0 million). As of June 30, 2023, we had an accumulated deficit of RMB648.3 million (US$89.4 million). Management believes these factors raise substantial doubt about our ability to continue as a going concern for the next twelve months. The continuation of our company as a going concern through the next twelve months is dependent upon (1) the continued financial support from our shareholders or external financing. While we believe in the viability of our strategy to enter the e-commerce food distribution business will allow us to reduce our losses and improve our ability to raise additional funds, there can be no assurance to that effect, nor that our company will be successful in securing sufficient funds to sustain the operations.

These conditions raise substantial doubt about our company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for our company to continue as a going concern.

Results of Operations

Effective on July 28, 2023, we disposed of our ownership interests in our multi-cancer screening and detection test business (the “CDA Business”)which was primarily based in the People’s Republic of China (the “PRC” or “China”). The Group determined that the disposal of the CDA Business met the criteria to be classified as a discontinued operation and, as a result, the CDA business’s historical financial results are reflected in the Group’s unaudited condensed consolidated financial statements as a discontinued operation.

The following table summarizes our results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,		Amount Increase	Percentage Increase
	2022	2023	(Decrease)	(Decrease)
	RMB	RMB
(In thousands of RMB, except for percentages)
Revenues	—	4,936	4,936	—%
Cost of revenues	—	(4,039)	(4,039)	—%
Gross Profit	—	897	897	—%
Operating expenses:
Selling and marketing expenses	(463)	(6,070)	(5,607)	1,211.0%
General and administrative expenses	(8,167)	(35,680)	(27,513)	336.9%
Research and development expenses	—	(2,303)	(2,303)	—%
Loss from operations	(8,630)	(43,156)	(34,526)	400.1%
Non-operating income and expenses:				%
Interest expense, net	(31)	(309)	(278)	896.8%
Foreign exchange loss, net	(513)	—	513	(100.0)%
Share of net loss in equity method investments	—	(95)	(95)	—%
Change in fair value of convertible debt	139	—	(139)	(100.0)%
Other income, net	—	21	21	—%
Loss from continuing operations before income taxes	(9,035)	(43,539)	(34,504)	381.9%
Income tax benefit	—	79	79	—%
Loss from continuing operations	(9,035)	(43,460)	(34,425)	381.0%
Loss from discontinuing operations, net of taxes	(39,780)	(27,945)	11,835	(29.8)%
Net loss	(48,815)	(71,405)	(22,590)	46.3%
Net loss from discontinuing operations attributable to noncontrolling interests	(740)	(641)	99	(13.4)%
Net loss attributable to ordinary shareholders	(48,075)	(70,764)	(22,689)	47.2%

Six months ended June 30, 2022 Compared to Six months ended June 30, 2023

Revenues

After the acquisition of GISN, Fresh2 Ecommerce and Easy Hundred during the first quarter 2023, the Group started to operate a business-to-business e-commerce platform focused on connecting Asian food suppliers and restaurants and other retail customers in the U.S.

Our total revenues from continuing operations amounted to RMB4.9 million (US$681,000) for the six months ended June 30, 2023, primarily representing the revenue from sales of food and consumable products through our own APP in U.S. market. We did not have revenues from this source in the same period of last year.

Cost of Revenues

Our cost of revenues from continuing operations amounted to RMB4.0 million (US$557,000) for the six months ended June 30, 2023 as compared to nil for the same period of 2022, which mainly represented the cost of merchandise sold during the period.

Gross Profit

Our gross profit from continuing operations amounted to RMB897,000 (US$124,000) for the six months ended June 30, 2023 as compared to nil for the same period of 2022. Gross margin was18.2% for the six months ended June 30, 2023.

Operating Expenses

Selling and marketing expenses

Our selling and marketing expenses from continuing operations increased by 1,211.0% to RMB6.1 million (US$837,000) for the six months ended June 30, 2023 from RMB463,000 for the same period of 2022, primarily due to more promotions and selling expenses incurred in promoting our platform. We also incurred additional sales and marketing staff salaries, share base compensation and shipping expenses during the first half of 2023.

General and administrative expenses

Our general and administrative expenses from continuing operations increased by 336.9% to RMB35.7 million (US$4.9 million) for the six months ended June 30, 2023 from RMB8.2 million for the same period of 2022, primarily due to increased professional consulting fees and employee salaries and the amortization of intangible assets as new business start.

Research and development expenses

Our research and development expenses from continuing operations amounted to RMB2.3 million (US$318,000) for the six months ended June 30, 2023 as compared to nil for the same period of 2022, primarily due to the inclusion of the operations of GISN which was acquired in February 2023. Our research and development expense incurred in the 2022 were mainly related to our discontinued CDA business.

Interest expense, net

Our net interest expense from continuing operations increased to RMB309,000 (US$43,000) for the six months ended June 30, 2023 from RMB31,000 for the same period of 2022, primarily due to increased interest paid on installment financings used for the purchases of fixed assets during the six months ended June 30, 2023. No such financings were made in the same period of 2022.

Net Loss

As a result of the foregoing, our net loss from continuing operations amounted to RMB43.5 million (US$6.0 million) for the six months ended June 30 2023 compared to RMB9.0 million for the same period of 2022.

Net loss from the discontinued CDA business amounted to RMB27.9 million (US$3.9 million) for the six months ended June 30 2023 compared to a net loss of RMB39.8 million for the same period of 2022.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing and operating activities. Management expects that we will require continuous debt or equity financings to support our working capital. As of June 30, 2023, the Group had RM495,000 (US$68,000) of cash and cash equivalents and a working capital deficit of RMB32.5 million (US$4.5 million). For the six months ended June 30, 2023, the Group incurred losses from continuing operations of RMB43.5 million (US$6.0 million) and incurred RMB35.6 million (US$4.9 million) of negative cash flows from continuing operations. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of its need to maintain adequate cash.

Our unaudited condensed consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Based on the above assessment, we are uncertain as to when we will be able to obtain the financings necessary to fund our working capital requirements during the next 12 months from date of this report. As a result, the substantial doubt about the Company’s ability to continue as a going concern remains as of the date of this report.

On September 25, 2023, we entered into an agreement with an institutional investor to purchase up to US$2 million of convertible notes. The convertible notes will be sold in two tranches of (i) US$400,000 (original principal amount) of convertible notes, Series C warrants to purchase 258,065 ADSs (or 5,161,300 Class A ordinary shares) at exercise price equal to 125% of the lower of (a) $1.86 and (b) the lowest daily volume-weighted average price (“VWAP”) for the 10 trading days prior to the exercise date and Series D warrants to purchase up to 283,688 ADSs (or 5,673,760 Class A ordinary shares) at exercise price equal to the lower of (x) $1.41 and (y) 75.83% of the lowest daily VWAP for the ten (10) trading days immediately prior to the exercise date, subject to adjustment, and (ii) US$1,600,000 (original principal amount) of convertible notes, 20,645,160 Series C warrants and 22,695,040 Series D warrants. We received the first payment of RMB1,697,000 (US$234,000) from this offering, excluding related financing costs.

We intend to finance our future working capital requirements and capital expenditures from cash generated from funds raised from financing activities until operating activities generate positive cash flows, if ever. We may, however, also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, will dilute its earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict its operations and its ability to pay dividends to our shareholders.

We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and our financial statements.

The following table sets forth selected cash flow statement information for the periods indicated:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities – continuing operations	(17,705)	(35,609)	(4,910)
Net cash used in operating activities – discontinuing operations	(13,497)	(1,669)	(230)
Net cash used in operating activities	(31,202)	(37,278)	(5,140)
Net cash used in investing activities – continuing operations	—	(48,311)	(6,662)
Net cash (used in) provided by investing activities – discontinuing operations	(817)	2,095	289
Net cash used in investing activities	(817)	(46,216)	(6,373)
Net cash provided by financing activities – continuing operations	30,829	89,215	12,302
Net cash used in financing activities – discontinuing operations	(1,589)	(2,799)	(386)
Net cash provided by financing activities	29,240	86,416	11,916
Effect of exchange rate changes on cash and cash equivalents	(362)	(2,443)	(337)
Net increase (decrease) in cash and cash equivalents	(3,141)	479	66
Cash and cash equivalents at beginning of period	3,152	16	2
Cash and cash equivalents at end of period	11	495	68

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was RMB37.3 million (US$5.1 million), which was primarily attributable to our net loss from continuing operations of RMB43.5 million (US$6.0 million), adjusted by the non-cash items of RMB3.0 million (US$408,000) of depreciation and amortization expense and RMB2.9 million (US$396,000) of share based compensation, as well as operating cash used in our discontinued CDA business of RMB1.7 million (US$230,000).

Net cash used in operating activities for the six months ended June 30, 2022 was RMB31.2 million, which was primarily attributable to operating cash used in our discontinued CDA business of RMB13.5 million and net loss from continuing operations of RMB9.0 million as well as an increase of RMB9.0 million in deposits and prepayments made to our venders.

Investing Activities

Net cash used in investing activities for the six months ended June 30,2023 was RMB46.2 million (US$6.4 million), which was primarily attributable to our investment of RMB38.1 million (US$5.3 million) to acquire a 19.64% equity interest in Nassau Enterprises LLC (“Nassau”) in May 2023, and purchase intangible assets and property and equipment of RMB11.3 million (US$1.6 million).

Net cash used in investing activities for the six months ended June 30, 2022 was RMB0.8 million, which was primarily related to operating cash used in our discontinued CDA business.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2023 was RMB86.4 million (US$11.9 million), which was primarily attributable to proceeds from a private placement of RMB81.6 million (US$11.3) million and proceeds from the exercise of warrants and options of RMB7.1 million (US$1.0 million).

Net cash provided by financing activities for the six months ended June 30, 2022 was RMB29.2 million, which was primarily attributable to the proceeds of RMB31.0 million private placements, offset by operating cash used in our discontinued CDA business of RMB1.6 million.

Capital Expenditures

Our capital expenditures were nil and RMB11.3 million for the six months ended June 30, 2022 and 2023, respectively. In 2022, these capital expenditures included the purchases of property and equipment and intangible assets related to our discontinued CDA business. We expect to increase the capital expenditures in our e-commerce business to meet the needs of our expected growth.

C. Critical Accounting Policies and Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates: business combination, goodwill, impairment of long-lived assets other than goodwill, share-based compensation and revenue recognition. These accounting policies and estimates are described in Note 2 of our Unaudited Condensed Financial Statements.